SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688-10-2

(CUSIP Number)

Bronicki Investments Ltd.

5 Brosh Street, Yavne, Israel

Tel: +972-8-9436869

Attention: Ms. Yehudit Bronicki

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2015

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D	Page 2 of 9

1		NAMES OF REPORTING PERSONS Bronicki Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,178,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,864,243*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,178,361* ^
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%* ^
14		TYPE OF REPORTING PERSON CO

* See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

CUSIP No. 686688-10-2	Schedule 13D	Page 3 of 9

1		NAMES OF REPORTING PERSONS Lucien Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,178,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,864,243*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,178,361* ^
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%* ^
14		TYPE OF REPORTING PERSON IN

* See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

CUSIP No. 686688-10-2	Schedule 13D	Page 4 of 9

1		NAMES OF REPORTING PERSONS Yehudit Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,178,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,864,243*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,178,361* ^
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%* ^
14		TYPE OF REPORTING PERSON IN

* See Item 5 for beneficial ownership information.

^ Includes Shares beneficially owned by the other parties to the Voting and Undertaking Agreements, Voting Neutralization Agreements and SHA, each defined and described in Item 4.

Item 1. Security and Issuer.

This Amendment No. 1 supplements and amends the statement on Schedule 13D filed on February 12, 2015 (the “Schedule 13D”), which relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511.

Item 2. Identity and Background.

Item 2 of the Schedule 13D, “Identity and Background” is amended and restated to read as follows:

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1)

Bronicki Investments Ltd. ("Bronicki Investments") is a company incorporated in Israel. Bronicki Investments' principal business is various business investments, including investment in the Issuer. Bronicki Investments' business address is 5 Brosh Street, Yavne 81510, Israel. The sole directors and executive officers of Bronicki Investments are Lucien Bronicki and Yehudit Bronicki who have voting control over Bronicki Investments as described in Item 5 below.

(2)

Lucien Bronicki is a citizen of the State of Israel. Mr. Bronicki is a member of various business and philanthropic boards, including the board of directors of Bronicki Investments (as one of the two directors, the other being his wife, Ms. Yehudit Bronicki). Mr. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(3)

Yehudit Bronicki is a citizen of the State of Israel. Ms. Bronicki is a member of various business and philanthropic board of directors, including the board of directors of Bronicki Investments (as one of the two directors, the other being her husband, Mr. Lucien Bronicki), and the board of directors of the Issuer. Yehudit Bronicki has resigned from her position as a director on the Issuer's board of directors and as a member of the Issuer's Compensation Committee and Investment Committee, effective November 15, 2015. Ms. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(d)         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D, "Purposes of Transaction" is amended by adding the following paragraph:

On May 26, 2015, Bronicki Investments sold 240,000 Shares to a third party for $37.24 per share, for total proceeds of $8.94 million.

On November 8, 2015, Bronicki Investments sold additional 189,000 Shares to a third party for $36.773 per share, for total proceeds of $6.95 million.

The purchase prices for the Shares that are the subject of the transactions described above were paid in New Israeli Shekels (NIS). The purchase prices provided above are based on the representative exchange rate of the NIS to the U.S. dollar set by the Bank of Israel on the date of each the transaction above.

As a result of the transactions described above, as of November 8, 2015 Bronicki Investments owns 3,864,243 Shares, representing approximately 7.88% of the Issuer’s outstanding Shares. To the best knowledge of the Reporting Persons, FIMI owns 7,314,118 Shares, representing approximately 14.92% of the Issuer’s outstanding Shares. Therefore, as of November 8, 2015, pursuant to the provisions of the SHA (i) subject to any applicable law and fiduciary duties, Bronicki Investments and FIMI will use their reasonable efforts to cause three designees of Bronicki Investments and five designees of FIMI (instead of four designees each, as applied prior to the above transactions) to be elected or appointed to the Issuer's board of directors, and a similar proportion of the parties designees to the boards of all of the Issuer's active subsidiaries and to the committees of the Issuer's board of directors; (ii) the mutual undertakings of Bronicki Investments and FIMI regarding cooperation in the appointment of the Chief Executive Officer or Chairman of the board of directors of the Issuer are null and void; and (iii) the mutual undertakings of Bronicki Investments and FIMI to vote as stockholders of the Issuer against liquidation of or entrance into any bankruptcy or similar proceeding by the Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought for the parties' approval), a material change in the field of operations of the Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought for the parties' approval) and/or amendment of the Issuer's Articles of Association with respect to the Issuer’s staggered board of directors) are null and void.

In addition, on November 2, 2015, Yehudit Bronicki informed the board of directors of the Issuer that she intended to resign from her position as a director on the Issuer's board of directors and as a member of the Issuer's Compensation Committee and Investment Committee, effective November 15, 2015. A replacement director has been nominated.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the terms of the Voting and Undertaking Agreement, the Escrow Agreement, the Voting Neutralization Agreements, the Registration Rights Agreement, the SHA and the SPA (collectively "the Agreements") and the Israeli Tax Ruling and limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. As part of their investment review, the Reporting Persons may discuss such matters with the management or directors of the Issuer and other shareholders. Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of Agreements, Israeli Tax Ruling and applicable law, may result in the Reporting Persons’ modifying their ownership of Shares, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as may be provided otherwise herein, none of the Reporting Persons presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

The percentages set forth below are based on 49,023,000 Shares outstanding as of November 8, 2015, based on information provided to the Reporting Persons by the Issuer.

(a), (b)     Bronicki Investments beneficially owns 3,864,243 Shares, representing approximately 7.88% of the outstanding Shares. Each of Lucien Bronicki and Yehudit Bronicki is a director of Bronicki Investments and shares voting and dispositive power over the Shares held by Bronicki Investments, and beneficially owns 20% of Bronicki Investments. Accordingly, they may be deemed to share beneficial ownership of the Shares held by Bronicki Investments. Each of Mr. Bronicki and Ms. Bronicki disclaims beneficial ownership of all Shares held by Bronicki Investments, except to the extent of his or her 20% interest in Bronicki Investments.

As a result of the voting and dispositive provisions in the Voting and Undertaking Agreements, Voting Neutralization Agreements, and SHA, each described in Item 4, the Reporting Persons may be deemed to also beneficially own, and have shared voting power over, an additional 7,314,118 Shares which to the best knowledge or the Reporting Persons are beneficially owned by FIMI on the date of this filing, resulting in total beneficial ownership by the Reporting Persons of 11,178,361 Shares, representing approximately 22.8% of the Issuer's outstanding Shares. The Reporting Persons disclaim beneficial ownership of all Shares beneficially owned by FIMI.

The Reporting Persons have acted in concert with FIMI in connection with the Agreements as defined and described in Item 4. Consequently, the Reporting Persons may be deemed to constitute a "group" with FIMI for purposes of Section 13(d) of the Exchange Act.

Neither the filing of the Schedule 13D and any amendments thereto nor any of the contents of such filings shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)         None of the Reporting Persons have effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d)          Each of Yoram Bronicki, the Chairman of the Board of Directors of the Issuer, Youval Bronicki and Michal Cath, who are the children of the Lucien and Yehudit Bronicki, beneficially owns 20% of Bronicki Investments, and accordingly they may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons. However, each of Yoram Bronicki, Youval Bronicki and Michal Cath does not have voting or dispositive power over the Shares held by Bronicki Investments, and each disclaims beneficial ownership of all such Shares, except to the extent of his or her pecuniary interest therein.

(e)           Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibit 1-

Share Exchange Agreement and Plan of Merger, dated November 10, 2014, by and among the Issuer, Ormat Industries and Ormat Systems (incorporated herein by reference to Exhibit 2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 2 -

Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 3 -

Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 4 -

Escrow Agreement, dated as of February 10, 2015 by and among the Issuer, FIMI, Bronicki Investments and the Escrow Agent (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed on February 17, 2015).

Exhibit 5 -

Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 6 -

Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 7 -

Amended and Restated Shareholders Rights Agreement, dated as of November 10, 2014 by and among Bronicki Investments and FIMI (incorporated herein by reference to Exhibit 7 to the Schedule 13D filed on February 17, 2015).

Exhibit 8 -

Share Purchase Agreement, dated as of March 16, 2012 by and among Bronicki Investments and FIMI, and an amendment no.1 thereto dated May 22, 2012 (incorporated herein by reference to Exhibit 8 to the Schedule 13D filed on February 17, 2015).

Exhibit 9 -

Registration Rights Agreement dated as of February 12, 2015 by and among the Issuer, Bronicki Investments and FIMI (incorporated herein by reference to Exhibit 9 to the Schedule 13D filed on February 17, 2015).

Exhibit 10 -	Joint Filing Agreement, dated as of February 17, 2015 (incorporated herein by reference to Exhibit 10 to the Schedule 13D filed on February 17, 2015).

Exhibit 11 -	Resolution of the Board of Directors of Bronicki Investments Ltd., dated as of November 12, 2015.*

* Filed herewith.

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015

Bronicki Investments Ltd. By: /s/ Yehudit Bronicki Name: Yehudit Bronicki* Title: Director

Lucien Bronicki By: /s/ Lucien Bronicki

Yehudit Bronicki By: /s/ Yehudit Bronicki

* Signature duly authorized by resolution of the Board of Directors, the text of which is attached as Exhibit 11 to this Schedule 13D.